May 31, 2005

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Mail Stop 0407
Washington, D.C. 20549

RE: ARC Wireless Solutions, Inc.
Form 10-K for the fiscal year ended December 31, 2004
File no. 000-18122

Dear Mr. Spirgel:

Enclosed please find our responses to your comment letter dated May 26, 2005.

Based on the evaluation as of December 31, 2004, by our Chief Executive Officer and Chief Financial Officer, we concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective as of that date to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC’s rules and forms.

If you should have any additional comments or questions please feel free to contact me at 303-439-8387.

Monty R. Lamirato
Chief Financial Officer
ARC Wireless Solutions, Inc.